CANARY WHARF
GROUP PLC

03 JUL 10 AM 7:21

82-4997

JRG/AM/2633
01 July 2003


03024437

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of an announcement relating to interests in shares and statement re approaches.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

7/11

RNS Number:0661M
Morgan Stanley & Co. Int'l Ltd.
09 June 2003

STATEMENT RE: CANARY WHARF GROUP PLC

Morgan Stanley, acting on behalf of funds advised by Morgan Stanley, confirms that it has made an approach to Canary Wharf Group plc concerning a possible offer for the company.

Press Enquiries

Andrew Walton 020 7425 8000

9 June 2003

This information is provided by RNS
The company news service from the London Stock Exchange

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Canary Wharf Group - Holding(s) in Company

RNS Number:8440M
Canary Wharf Group PLC
26 June 2003

NOTIFICATION OF MAJOR INTERESTS IN SHARES

On 25 June 2003 pursuant to Sections 198-202 of the Companies Act 1985 ('the Act), Canary Wharf Group plc ('the Company') was notified by Credit Agricole Lazard Financial Products Bank that:

" 1 as at 24 June 2003 Credit Agricole Lazard Financial Products Bank ('CAL FP') was interested (for the purposes of the Act) in 25,000,000 ordinary shares of Canary Wharf Group plc (the 'Relevant Shares');

2. the interest above is an existing shareholding acquired by CAL FP in December 1999 through a financing transaction carried out in the ordinary course of CAL FP business and there have been no transactions in relation to this interest by CAL FP since November 2002;

3. Lazard LLC and Credit Agricole S.A. have joint and controlling interests, as defined in section 203 of the Act, in the business of CAL FP, a company established in August 1994. Notwithstanding the interests held by Lazard LLC and Credit Agricole S.A., CAL FP is an independent bank;

4. For the purposes of this disclosure, this notification additionally includes the following entities, which have subsidiary interests in CAL FP;

* Credit Agricole Lazard Nominees Limited
* Credit Agricole Lazard Financial Products Limited
* Three Houses Investment Company Limited
* Lazard & Co., Limited
* Lazard Freres & Co. LLC
* Lazard Freres SAS;

2. so far as is known to us at the date hereof, the registered holder of the Relevant Shares held by CAL FP is Bank of New York (Nominees);

3. for the avoidance of doubt, this is technical notification of an existing shareholding of CAL FP in Canary Wharf Group plc and does not represent a new holding;

4. further to the above notice, we have been informed by Credit Agricole S.A. that as at 24 June 2003 Credit Agricole Investor Services Bank (CAISB) acting as a custodian for Credit Agricole Asset Management Funds, Credit Agricole S.A. and Credit Agricole Indosuez was interested (for the purposes of the Act) in 3,850,791 ordinary shares of Canary Wharf Group plc (the Relevant Shares);

5. we have been informed by Credit Agricole S.A. that this is an existing shareholding and there have been no transactions in relation to this shareholding in Canary Wharf Group plc by CAISB, Credit Agricole S.A., Credit Agricole Asset Management Funds or Credit Agricole Indosuez since 29 April 2003;

6. we have been informed by Credit Agricole S.A. that Credit Agricole S.A. and Credit Agricole Indosuez have joint and controlling interests, as defined in section 203 of the Act, in the business of CAISB. As such, this notification

on behalf of Credit Agricole S.A. represents their aggregate interests in the holdings of CAL FP and CAISB;

7. so far as is known to us at the date hereof, the registered holding of the Relevant Shares held by CAISB is Bank of New York (Nominees);

8. for the avoidance of doubt, this is a technical notification of an existing *shareholding of CAISB in Canary Wharf Group plc and does not represent a new* transaction."

Note:

*As at 26 June 2003 the Company had an issued ordinary share capital of 585,008,225. The interest of CAL FP therefore represents 4.27% of the issued ordinary share capital and 0.66% in the case of the CAISB interest.

This information is provided by RNS
The company news service from the London Stock Exchange

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